UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Packeteer, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695210104

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis Friese LLP

One Maritime Plaza, 18th Floor

San Francisco, California 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,205,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,205,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,205,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.5%

14. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,205,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,205,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,205,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.5%

14. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) (as to shares reported on Rows 7 and 9) PF
(as to shares reported on Rows 8 and 10) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization _______
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,000
8. Shared Voting Power 2,205,500
9. Sole Dispositive Power 5,000
10. Shared Dispositive Power 2,205,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,210,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.5%

14. Type of Reporting Person (See Instructions) IN, HC

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Packeteer, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 10201 North De Anza Boulevard, Cupertino, CA 95104.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC") and Palo Alto Investors ("PAI Corp") (collectively, the "Filers").

(b) The business address of the Filers is
470 University Avenue, Palo Alto, CA 94301

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships and the investment adviser to investment funds. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the president and controlling shareholder of PAI Corp and the president and principal member of PAI LLC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Edwards is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$23,555,474
W.L. Edwards	Personal Funds	$61,058

Item 4. Purpose of Transaction

PAI LLC employees have met with the Issuer's directors to express PAI LLC's views about strategies for maximizing shareholder value. PAI LLC intends to continue to express such views from time to time. Nevertheless, the Filers acquired the Stock for investment purposes in the ordinary course of their business. In pursuing their investment purposes, the Filers may further purchase, hold, vote, trade, dispose of or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers may make other plans and/or other proposals, take such actions with respect to their investment in the Issuer, including any or all of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D, acquire additional Stock or dispose of all the Stock that they beneficially own, in the public market or privately negotiated transactions. The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5. Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client separately holds more than 5% of the outstanding Stock. Mr. Edwards is the president and controlling shareholder of PAI Corp., the sole manager of PAI LLC, and is the president and principal member of PAI LLC. PAI LLC, PAI Corp., and Mr. Edwards share beneficial ownership of all shares of Stock held in client accounts. In addition, Mr. Edwards owns Stock in his personal accounts.

(c) The Filers made the following purchases of Stock in open market transactions on the dates indicated. Such purchases are the Filers' only transactions in the Stock since 60 days before the date on the cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

PAI LLC on behalf	Purchase	10/20/05	70,000	$7.75
of client accounts	Purchase	10/21/05	85,000	$7.44
	Purchase	10/26/05	207,000	$7.90
	Purchase	10/27/05	143,600	$7.77
	Purchase	10/28/05	5,000	$7.74
	Purchase	10/31/05	79,900	$7.75
	Purchase	11/1/05	49,400	$7.85
	Purchase	11/3/05	15,100	$8.04

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2005

PALO ALTO INVESTORS By: /s/ William L. Edwards William L. Edwards, President	PALO ALTO INVESTORS, LLC By: /s/ William L. Edwards William L. Edwards, President
/s/ William L. Edwards William L. Edwards

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

DATED: November 22, 2005

PALO ALTO INVESTORS By: /s/ William L. Edwards William L. Edwards, President	PALO ALTO INVESTORS, LLC By: /s/ William L. Edwards William L. Edwards, President
/s/ William L. Edwards William L. Edwards